                                                   -----------------------------
                                                          OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number: 3235-0145
                                                   -----------------------------
                                                   Expires: October 31, 2002
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response. . . 14.9
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       Interactive Systems Worldwide Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)

                                    460342108
                     --------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages

--------------------------------------------------------------------------------
CUSIP NO. 460342108
--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Jack Silver
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States citizen
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER
  NUMBER OF                   547,700
   SHARES            -----------------------------------------------------------
BENEFICIALLY             6.   SHARED VOTING POWER
  OWNED BY                    39,200
    EACH             -----------------------------------------------------------
  REPORTING              7.   SOLE DISPOSITIVE POWER
   PERSON                     547,700
    WITH             -----------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER
                              39,200
--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          586,900
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.6%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


                                  SCHEDULE 13G


ITEM 1(a)         NAME OF ISSUER:

       Interactive Systems Worlwide Inc.

       1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       2 Andrews Drive
       West Paterson, NJ 07242

ITEMS 2(a)        NAMES OF PERSONS FILING:

        This statement is being filed by Jack Silver (the "Reporting Peson").

        2(b) AND 2(c) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE AND CITIZENSHIP:

        The Reporting Person is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund. The Reporting Person's business address is 660 Madison Avenue, New York, New York 10021. The Reporting Person is a United States citizen.

       2(d)      TITLE OF CLASS OF SECURITIES:

                 Common Stock

       2(e)      CUSIP NUMBER:

                 460342108

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO [SS.SS.] 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment advisor in accordance with [ss.] 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with [ss.] 240.13d-1(b)(1)(ii)(F);

                                                               Page 4 of 5 Pages

(g) [ ] A parent holding company or control person in accordance with s 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with [ss.] 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

        As of the date hereof, Jack Silver beneficially owns 586,900 shares of common stock of the Company (the "Common Stock"), representing approximately 6.6% of the outstanding shares of the Common Stock. Such shares include: (i) 12,900 shares of Common Stock held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; (ii) 200,000 shares of Common Stock held by Sherleigh Associates LLC, a New York limited liability company of which Mr. Silver is the President; (iii) 216,300 shares of Common Stock held by the Sherleigh Associates Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (iv) 59,350 shares of Common Stock held by the Shirley Silver Trust for Leigh N. Silver, a trust of which Mr. Silver is the trustee;
(v) 59,150 shares of Common Stock held by the Shirley Silver Trust for Romy J. Silver, a trust of which Mr. Silver is the trustee; (vi) 19,600 shares of Common Stock held by Mr. Silver's daughter, Leigh N. Silver ("Leigh"); and (vii) 19,600 shares of Common Stock held by Mr. Silver's daughter, Romy J. Silver ("Romy").

        Jack Silver has the sole voting and dispositive power with respect to 547,700 shares of the 586,900 shares of Common Stock beneficially owned by him. Mr. Silver shares the power to vote and dispose of all of Leigh's shares of Common Stock with Leigh and all of Romy's shares of Common Stock with Romy.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

                                                               Page 5 of 5 Pages


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

ITEM 10.    CERTIFICATION:


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         JACK SILVER

Dated: January 26, 2003                                  /s/ Jack Silver
                                                         ---------------
                                                         Jack Silver